UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2025
Commission File Number: 001-42534

Heidmar Maritime Holdings Corp.
(Translation of registrant’s name into English)

Akti Miaouli 89
Piraeus, Greece, 18538
+30 216-002-4900
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is the Notice of Annual Meeting of Shareholders and Proxy Statement of Heidmar Maritime Holdings Corp. (the “Company”), which was mailed to shareholders of the Company on or around November 12, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Heidmar Maritime Holdings Corp.

Date: November 12, 2025	By:	/s/ Pankaj Khanna
Pankaj Khanna
Chief Executive Officer and Director